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                  SECURITIES AND EXCHANGE COMMISSION

                        Washington, D.C. 20549


                               FORM 15


Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                                       Commission File Number      33-69274
                                                              --------------
            The Coca-Cola Bottling Group (Southwest), Inc.
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        (Exact name of registrant as specified in its charter)

  1999 Bryan Street, Suite 3300, Dallas, Texas  75201    (214) 969-1910
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(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                  9% Senior Subordinated Notes Due 2003
                  -------------------------------------
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

    Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

          Rule 12g-4(a)(1)(i)    [    ]    Rule 12h-3(b)(1)(ii)   [    ]
          Rule 12g-4(a)(1)(ii)   [    ]
          Rule 12g-4(a)(2)(i)    [    ]    Rule 12h-3(b)(2)(i)    [    ]
          Rule 12g-4(a)(2)(ii)   [    ]    Rule 12h-3(b)(2)(ii)   [    ]
          Rule 12h-3(b)(1)(i)    [ X  ]    Rule 15d-6             [    ]

     Approximate number of holders of record as of the certification or
notice date:           0
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     Pursuant to the requirements of the Securities Exchange Act of 1934,
THE COCA-COLA BOTTLING GROUP (SOUTHWEST), INC. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

                                       S/ E. LISTON BISHOP III

DATE: November 16, 1998            BY:______________________________________
                                    E. Liston Bishop III, Vice President and
                                    Assistant Secretary